                                                                    Exhibit 99.1


                  TECHFAITH REPORTS THIRD QUARTER 2005 RESULTS

BEIJING, CHINA, NOVEMBER 15, 2005 -- China TechFaith Wireless Communication Technology Limited, (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today announced its unaudited financial results for the third quarter of 2005 and reiterated financial guidance for the full year 2005.


HIGHLIGHTS FOR THE THIRD QUARTER OF 2005

o    Net revenue increased to US$23.3 million, 93.7% year-over-year growth

o Income from operations increased to US$10.5 million, 158.3% year-over-year growth

o    Net income increased to US$11.4 million, 207.9% year-over-year growth

o    Diluted earnings per American Depositary Share ("ADS") were US$0.26

Defu Dong, TechFaith's Chairman and CEO, said, "We are pleased with our results for the third quarter of 2005. We continue to maintain a leadership position in the mobile handset design space while benefiting from general improvements in business fundamentals. Importantly, we continue to leverage our handset application software and design strengths to penetrate high growth and highly lucrative related markets, such as wireless modules, the ultra low cost handset market and embedded software for mobile applications."


TECHFAITH'S UNAUDITED THIRD QUARTER 2005 RESULTS

Net revenues for the third quarter of 2005, was US$23.3 million, a 93.7% increase as compared to US$12.0 million for the third quarter of 2004 and a 9.9% increase from the second quarter of 2005. The increase was primarily due to an increase in design fees and royalty income resulting from the increased number of models designed for customers.

Design fees for the third quarter of 2005 were US$16.6 million, an 82.3% increase as compared to US$9.1 million for the same period in 2004 and a 10.3% increase from the second quarter of 2005. The increase was due to an increase in the number of revenue contributing models across design cycle revenue milestones.

Royalty income in the third quarter of 2005 was US$4.0 million, an increase of 383.0% compared to the same period in 2004 and a decrease of 8.1% from the second quarter of 2005. This increase was due to increased customer shipments of royalty contributing handsets.

TechFaith believes the combination of design fees and royalty income is a better operational benchmark as it represents substantial economic value of the total design compensation received from customers for design services. Design fees plus royalty income combined were US$20.7 million in the third quarter of 2005, an increase of 107.7% compared to US$10.0 million in the same period of 2004 and an increase of 6.2% from the second quarter of 2005. The Company derived 55.6% of its design fees and royalty income from international brand owners and 44.4% from domestic brand owners.

Revenue from component products was US$2.6 million in the third quarter of 2005, an increase of 26.4% compared to US$2.1 million in the same period in 2004 and an increase of 51.7% compared to US$1.7 million in the second quarter of 2005. The increase is primarily due to the Company's recent entrance into the CDMA wireless modules market. In the third quarter of 2005, approximately 52.6% of revenue from component products was from sales of wireless modules, 2.4% from sales of PCBs and 45.0% from sales of other component products.

Total operating expenses for the third quarter of 2005 were US$3.7 million, an increase of 33.9% compared to US$2.8 million in the same period in 2004 and an increase of 4.4% compared to US$3.6 million in the second quarter of 2005. The increase is primarily due to investments in the Company's operational infrastructure to support its business growth, along with higher general and administrative expenses associated with being a public company following the Company's initial public offering in May 2005.

Income from operations for the third quarter of 2005 was US$10.5 million, an increase of 158.3% compared to US$4.1 million in the same period in 2004 and an increase of 7.5% compared to US$9.8 million in the second quarter of 2005.

Net income for the third quarter of 2005 was US$11.4 million or US$0.26 per ADS (basic and diluted), an increase of 207.9% compared to net income of US$3.7 million in the same period in 2004 and a 0.8% increase compared to US$11.3 million in the second quarter of 2005.

Capital expenditures totaled US$3.4 million for the third quarter of 2005, representing a 119.6% increase from the same period in 2004 and a 36.2% increase from the second quarter of 2005, as a result of our expanded expenditures on operational activities.

Eva Hon, Chief Financial Officer of TechFaith, said, "This was an impressive quarter for us from an operations standpoint. We continued to leverage our relatively low operating costs while supporting a higher revenue base. Our gross profit margin increased to 61.1% in the third quarter of 2005, compared to 57.0% in the same period in 2004. The slight decline compared to the prior second quarter of 2005 was due to changes in the product mix, with higher sales of lower margin component products. We expect that our gross profit margin will improve going further as we benefit from the economies of scale of our expanding customer base. Operating profit margin increased to 45.1% in the third quarter of 2005, compared to 33.8% in the same period in 2004. We will continue to target both top-line growth and increased operating efficiencies, as we continue to successfully execute on our business strategy worldwide."


OUTLOOK FOR THE FULL YEAR 2005

Mr. Dong concluded, "We remain very positive about TechFaith's growth prospects based on the strength of our core business and customer base, our industry expertise, and the expected handset market growth. TechFaith always aims to become the largest handset application software and handset solution provider in the world and we are off to a strong start. We recently further expanded our international presence with a successful release of our first 3G phone in Italy. The 3G phone features Qualcomm's 6250 chipset with WCDMA/GSM mode. This is a very important milestone for TechFaith given the current 128 million and rapidly expanding subscribers to 3G wireless services worldwide based on CDMA2000 and WCDMA UMTS. Overall, based on the continued growth in the international market and stabilization in the domestic market, we are reiterating our outlook for the full year 2005 - the revenue for 2005 is expected to be approximately US$90 million and the adjusted net income per ADS (non-GAAP) for 2005 is expected to be at least US$0.93 per ADS". When calculating the expected adjusted net income per ADS (non-GAAP) in this paragraph, we use the total outstanding ordinary shares (each ADS represents 15 ordinary shares) as of September 30, 2005 as a basis for such calculation. If we use the weighted average number of ordinary shares outstanding for the year ending December 31, 2005 as a basis for our calculation in accordance with US GAAP, the net income per ADS for 2005 is expected to be at least US$1.01 per ADS, assuming that no new ordinary share is issued by us between September 30, 2005 and December 31, 2005.

TechFaith's "ADSs", each of which represents 15 ordinary shares of TechFaith, are currently trading on the Nasdaq National Market under the symbol "CNTF."


INVESTOR CONFERENCE CALL/WEBCAST DETAILS

A conference call has been scheduled for 8:00 a.m. in Beijing on November 16, 2005. This will be 7:00 p.m. on November 15, 2005 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions.

The call may be accessed by dialing +1-201-689-8560. A live webcast of the conference call will be available on our website at www.techfaithwireless.com. A replay of the call will be available immediately following the call through 12:59 p.m. on November 23, 2005 in Beijing (11:59 a.m. in New York on November 22, 2005) by telephone at +1-201-612-7415 and through www.techfaithwireless.com. The account number to access the call replay is 3055 and the conference ID number is 172996.


ABOUT TECHFAITH

TechFaith (Nasdaq: CNTF) is one of the largest handset application software and handset solution provider based in China. With the technology capabilities in developing MMI/UI software on GSM/GPRS, CDMA1X,

EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of major global operators. TechFaith provides a full range of handset application software including WAP, Java, MMS, WWW browser, SyncML and DRM. TechFaith is also capable of providing total solutions for upper layer software of handset. In addition, TechFaith has the capability to develop smart phones and smart phone software based on open operating systems including Linux and Windows CE. TechFaith is able to implement high-end smart phones integrating Bluetooth, WiFi, high mega pixel cameras, based on different communication technologies according to special requirements of customers. Based on the above technology and software capabilities, TechFaith provides a full range of services in handset design to satisfy different customers' needs. Our services include (i) handset design solutions; (ii) turnkey software and design solutions on chipsets; (iii) application software; and (iv) wireless module and wireless application products. For more information visit www.techfaithwireless.com


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


NON-GAAP MEASURES

In this release, TechFaith uses a non-GAAP measure of adjusted net income per ADS, which is adjusted from the most directly comparable financial measure calculated in accordance with GAAP. This non-GAAP financial measure is provided to enhance investors' overall understanding of the company's projected financial performance for the entire year 2005.

Our expected adjusted net income per ADS (non-GAAP) for 2005 is calculated based on our total outstanding ordinary shares (each ADS represents 15 ordinary shares) as of September 30, 2005. When we calculate our expected net income per ADS for 2005 in accordance with GAAP, we use the weighted average number of ordinary shares outstanding for the year ending December 31, 2005 as a basis for our calculation. We believe our expected adjusted net income per ADS provides useful information to investors as the concept of total outstanding shares is easily understood by investors. This non-GAAP measure should be considered in addition to the expected results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the expected GAAP results. For more information on this non-GAAP financial measure, please see the table captioned "Reconciliation of Non-GAAP Earnings Per ADS to the Nearest Comparable GAAP Measure" set forth at the end of this release.


CONTACTS:
In China:                                  In the U.S.:
Ms. Yuping OuYang                          David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-9918                       Tel:+646-536-7006
inforequest@mail.techfaith.cn              dpasquale@theruthgroup.com

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND
                PER SHARE/ADS DATA AND UNLESS OTHERWISE STATED)



                                                             THREE MONTHS ENDED                         NINE MONTHS ENDED
                                                                SEPTEMBER 30                               SEPTEMBER 30

                                                           2004               2005                  2004                  2005
                                                       ----------------------------------        ----------------------------------
Revenues:
Design Fees                                            $       9,123        $      16,634        $      19,503        $      48,243
Royalty income                                                   840                4,057                5,144               11,570
Component products                                             2,070                2,617                7,257                6,188
                                                       -------------        -------------        -------------        -------------
Total net revenues                                     $      12,033        $      23,308        $      31,904        $      66,001
Cost of revenues
Design fees                                            $       3,083        $       7,107        $       7,317        $      20,123
Royalty income                                                   182                   --                  544                   --
Component products                                             1,914                1,965                6,128                 4794
                                                       -------------        -------------        -------------        -------------
Total cost of revenues                                 $       5,179        $       9,072        $      13,989        $      24,917
Gross Profit                                           $       6,854        $      14,236        $      17,915        $      41,084
Operating expenses:
General and administrative                             $       1,568        $       2,408        $       3,545        $       6,325
Selling and marketing                                            197                  364                  501                  896
Research and development                                       1,023                  961                2,231                2,551
                                                       -------------        -------------        -------------        -------------
Total operating expenses                               $       2,788        $       3,733        $       6,277        $       9,772
Income from operations                                 $       4,066        $      10,503        $      11,638        $      31,312
Interest expense                                                (592)                  --               (1,145)                (583)
Interest income                                                   32                  913                   58                2,813
Investment Income                                                 --                   --                   --                  102
Other income                                                      67                   16                  121                   88
Change in fair value of call option                              143                   --                  863               (1,303)
                                                       -------------        -------------        -------------        -------------
Income before income taxes                             $       3,716        $      11,432        $      11,535        $      32,429
Income tax                                                        --                   --                   --                   --
                                                       -------------        -------------        -------------        -------------
Income before minority interests                       $       3,716        $      11,432        $      11,535        $      32,429
Minority interests                                               (25)                 (67)                  73               (1,534)
                                                       -------------        -------------        -------------        -------------
Net income                                             $       3,691        $      11,365        $      11,608        $      30,895
                                                       =============        =============        =============        =============
Net income per ordinary share
 Basic                                                 $        0.01        $        0.02        $        0.02        $        0.05
                                                       =============        =============        =============        =============
 Diluted                                               $        0.01        $        0.02        $        0.02        $        0.05
                                                       =============        =============        =============        =============
Net income per ADS*
 Basic                                                 $        0.11        $        0.26        $        0.35        $        0.79
                                                       =============        =============        =============        =============
 Diluted                                               $        0.11        $        0.26        $        0.33        $        0.79
                                                       =============        =============        =============        =============
Weighted average ordinary shares outstanding
 Basic                                                   500,000,000          658,183,409          500,000,000          585,755,108
                                                       =============        =============        =============        =============
 Diluted                                                 566,037,735          658,183,409          547,103,303          585,755,108
                                                       =============        =============        =============        =============

*:   Each ADS represents 15 ordinary shares

REVENUE BREAKOUT                                   3Q04        4Q04         1Q05        2Q05       3Q05
--------------------------------------------------------------------------------------------------------
DESIGN FEES
              International customers            $6,111      $7,383      $14,062     $12,203    $10,238
              Domestic customers                 $3,012      $2,609       $2,472      $2,872     $6,396

ROYALTY
              International customers                $0          $0         $181        $432       $387
              Domestic customers                   $827      $1,582       $2,189      $3,311     $2,792
              Component vendors                     $13        $235         $730        $670       $878

COMPONENT PRODUCTS                               $2,070      $2,847       $1,846      $1,725     $2,617
--------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES                              $12,033     $14,656      $21,480     $21,213    $23,308
========================================================================================================


            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                               FOR THREE MONTHS ENDED        FOR NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,                SEPTEMBER 30,

                                                                                  2004          2005           2004            2005
                                                                             ------------------------------------------------------
Cash flows from operating activities:
Net income                                                                   $   3,691      $  11,365      $  11,608      $  30,895
Adjustments to reconcile net income to net cash provided by
 (used in) operating activities                                                  3,936        (11,534)         2,939        (19,060)
                                                                             ------------------------------------------------------
 Net cash provided by (used in) operating activities                         $   7,627      ($    169)     $  14,547      $  11,835
                                                                             ------------------------------------------------------
Cash flows from investing activities:
 Deposit paid for acquisition of and purchase of plant, machinery
  and equipment                                                                 (1,713)        (3,354)        (3,909)        (7,557)
  Purchase of acquired intangible assets                                                                      (1,863)          (221)
  Net proceed from sale of marketable securities                                    --             --             --          4,160
  Proceeds on disposal of plant, machinery and equipment                            --              5             --              5
  Interest income                                                                   --            913             --          1,399
                                                                             ---------      ---------      ---------      ---------
Net cash used in investing activities                                        ($  1,713)     ($  2,436)     ($  5,772)     ($  2,214)
                                                                             ---------      ---------      ---------      ---------
Net cash provided by financing activities                                           --             --      $   9,700      $  89,258
                                                                             ---------      ---------      ---------      ---------
Effect of exchange rate changes                                              ($      3)     $   1,229      $       9      $   1,234
Net increase (decrease) in cash and equivalents                                  5,911         (1,376)        18,484        100,113
Cash and equivalents, beginning of the period                                   20,272        136,575          7,699         35,086
                                                                             ---------      ---------      ---------      ---------
Cash and equivalents, end of the period                                      $  26,183      $ 135,199      $  26,183      $ 135,199
                                                                             =========      =========      =========      =========

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                                                   DECEMBER 31,          JUNE 30,      SEPTEMBER 30,
                                                                                        2004               2005              2005
                                                                                     (audited)
                                                                                   -------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                               $ 35,086          $136,575          $135,199
Accounts receivable                                                                        7,760            16,430            22,969
Notes receivable                                                                           2,296             3,462             1,974
Marketable securities                                                                        346                --                --
Deposit                                                                                    3,740                --                --
Inventories                                                                                5,030             5,434             4,783
Prepaid expenses and other current assets                                                  2,254               854             1,058
                                                                                        --------          --------          --------
TOTAL CURRENT ASSETS                                                                    $ 56,512          $162,755          $165,983
                                                                                        --------          --------          --------
Deposits for acquisition of plant, machinery and equipment,
 and acquisition of intangible assets                                                   $    529          $    109          $  1,611
Plant, machinery and equipment, net                                                        9,556            12,170            12,754
Acquired intangible assets, net                                                              945               978               889
                                                                                        --------          --------          --------
TOTAL ASSETS                                                                            $ 67,542          $176,012          $181,237
                                                                                        ========          ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                        $  2,834          $  2,631          $  1,790
Accrued expenses and other current liabilities                                             4,617             6,226             5,998
Advance from customers                                                                    16,418            11,779             5,249
                                                                                        --------          --------          --------
TOTAL CURRENT LIABILITIES                                                               $ 23,869          $ 20,636          $ 13,037
                                                                                        --------          --------          --------
Convertible notes                                                                       $ 11,887          $     --          $     --
Derivative liability                                                                       1,956                --                --
Minority interests                                                                         1,740             2,973             3,040
SHAREHOLDERS' EQUITY
Ordinary shares                                                                               10                13                13
Additional paid-in capital                                                                 4,832           109,635           109,798
Accumulated other comprehensive income                                                        47                24             1,253
Retained earnings                                                                         23,201            42,731            54,096
                                                                                        --------          --------          --------
TOTAL SHAREHOLDERS' EQUITY                                                              $ 28,090          $152,403          $165,160
                                                                                        --------          --------          --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              $ 67,542          $176,012          $181,237
                                                                                        ========          ========          ========

           RECONCILIATION OF NON-GAAP EARNINGS PER ADS TO THE NEAREST
                             COMPARABLE GAAP MEASURE
                                   (UNAUDITED)

                          Year ending December 31, 2005


                                                        GAAP Result                               Non-GAAP
                                                     Weighted average                              Result
                                                      ordinary shares                          Ordinary shares
                                                        outstanding             Adjustment       outstanding
                                                 ----------------------------------------------------------------
Ordinary shares outstanding for net income                     604,011,009               N/A         658,183,409
per share**
Net income per ADS*
 Basic (in US$)                                                       1.01              0.08                0.93


*    Each ADS represents 15 ordinary shares

** Assuming that no new ordinary share is issued by TechFaith between September 30, 2005 and December 31, 2005.